UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

ASTRA SPACE, INC.

(Name of the Issuer)

Astra Space, Inc.

Apogee Parent Inc.

Chris C. Kemp

Chris C. Kemp, Trustee of

the Chris Kemp Living

Trust dated February 10, 2021

Adam P. London

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04634X202

(CUSIP Number of Class of Securities)

Chris C. Kemp Adam P. London Astra Space, Inc. 1900 Skyhawk Street Alameda, California (510) 956-5279	Chris C. Kemp Adam P. London Apogee Parent Inc. 1900 Skyhawk Street Alameda, California (510) 956-5279

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Katheryn A. Gettman Kevin Roggow Cozen O’Connor P.C. 33 South 6th Street, Suite 3800 Minneapolis, Minnesota (612) 260-9000	Jenny Hochenberg Boris Feldman Freshfields Bruckhaus Deringer LLP 601 Lexington Ave New York, New York (212) 277-4000

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§ 240.14a-1 through 240.14b-2), Regulation 14C (§§ 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Exchange Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as originally filed on April 8, 2024, and subsequently amended by Amendment No. 1 filed on May 8, 2024 and Amendment No. 2 filed on June 4, 2024, and as amended hereby, together with all exhibits thereto and hereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (a) Astra Space, Inc., a Delaware corporation (“Astra” or the “Company”), the issuer of the shares of Class A common stock, par value $0.0001 per share (the “Class A Shares”), and Class B common stock, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”), of Astra that are the subject of the Rule 13e-3 transaction; (b) Apogee Parent Inc., a Delaware corporation (“Parent”); (c) Chris C. Kemp (including the Kemp Trust), the Company’s chief executive officer, chairman and a director; and (d) Adam P. London, the Company’s chief technology officer and a director. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

The Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated March 7, 2024 (the “Merger Agreement”), by and among Astra, Parent and Apogee Merger Sub Inc., a Delaware corporation (“Merger Sub”). Pursuant to the Merger Agreement, on July 18, 2024, Merger Sub merged with and into Astra, with Astra continuing as the surviving corporation (the “Surviving Corporation”) and as a subsidiary of Parent (the “Merger”). As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates as detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment.

On June 5, 2024, the Company filed a definitive information statement (the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and transactions contemplated thereby, including the Merger, and the accompanying Amendment No. 2 to the Rule-3 Transaction Statement on Schedule 13E-3. A copy of the Information Statement is attached hereto as Exhibit (a)(1), and a copy of the Merger Agreement is attached as Annex C to the Information Statement. In Capitalized terms used but not defined in this Final Amendment have the meaning ascribed to such terms in the Information Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto.

All information contained in this Final Amendment, including the Transaction Statement incorporated herein by reference, concerning any of the filing persons has been provided by such filing person and no filing person has produced any disclosure with respect to any other filing persons.

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information. Item 15(c) is hereby amended and supplemented by adding the following language:

On July 18, 2024, the Company and Parent filed a Certificate of Merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”), pursuant to which the Merger became effective (such time, the “Effective Time”). As a result of the Merger, the Company became a subsidiary of Parent. At the Effective Time, each share of Class A common stock, par value $0.0001 per share, of the Company (the “Class A Shares”), issued and outstanding immediately prior to the Effective Time (other than Rollover Shares (as defined below), any Class A Shares canceled pursuant to the terms of the Merger Agreement and any dissenting Class A Shares) was converted into the right to receive an amount in cash equal to $0.50 per Class A Share, without interest (the “Merger Consideration”).

Immediately prior to the Effective Time, each share of Class B common stock, par value $0.0001 per share (the “Class B Shares”), all of which Class B Shares were held by the Company’s co-founders, Chris C. Kemp, the Company’s chief executive officer, chairman and a director, and Dr. Adam P. London, the Company’s chief technology officer and a director (collectively, including the Chris Kemp Living Trust dated February 10, 2021, the “Specified Stockholders”), was converted into an equal number of Class A Shares.

At the Effective Time, all Class A Shares held by Parent or its affiliates, including the Specified Stockholders (other than 160,000 Class A Shares held by the Specified Stockholders that were excluded from their respective rollover agreements to cover transaction expenses in connection with the Merger and were converted into the right to receive the Merger Consideration), and certain other holders of Class A Shares (the “Rollover Shares”), as a result of having been acquired by Parent or its affiliates pursuant to a rollover agreement or in connection with the funding of a capital commitment set forth in an equity commitment letter, were canceled without payment of any consideration therefor and cease to exist. In exchange for the delivery of such Rollover Shares to Parent, such holders of Rollover Shares were issued shares of Parent Series A Preferred Stock. In total, 6,712,110 Class A Shares were rolled over to Parent Series A Preferred Stock.

Immediately prior to the Effective Time, all outstanding options to purchase Class A Shares had an exercise price equal to or greater than the Merger Consideration, and in accordance with the Merger Agreement, were canceled at the Effective Time for no consideration and cease to exist.

Immediately prior to the Effective Time, each outstanding restricted stock unit with respect to Class A Shares (a “Company RSU Award”) that had vested in accordance its terms was cancelled in exchange for the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Class A Shares subject to such Company RSU Award by (b) the Merger Consideration, without interest and less required tax withholdings. At the Effective Time, each Company RSU Award that had not vested in accordance with its terms was canceled for no consideration and cease to exist.

Immediately after the Effective Time, (a) all outstanding Company Convertible Notes, were converted into shares of Parent Series A Preferred Stock and cancelled and all of Company’s obligations under or with respect to the Company Convertible Notes were fully satisfied and discharged; and (b) all outstanding warrants to purchase Class A common stock, dated August 4, 2023, and common stock purchase warrants, dated November 6, 2023, November 13, 2023, November 21, 2023, January 19, 2024, March 6, 2024, March 7, 2024, March 15, 2024, May 13, 2024, June 28, 2024 and July 3, 2024, in each case, issued by the Company in favor of the respective holders thereof, were exchanged for warrants to purchase Parent Series A Preferred Stock.

Prior to the opening of trading on July 18, 2024, the Company notified the Nasdaq Capital Market (“Nasdaq”) that the Merger had been completed and that the Certificate of Merger had been filed, and requested that Nasdaq suspend trading of the Class A Shares on Nasdaq prior to the opening of trading on July 18, 2024. The Company also requested that Nasdaq file with the SEC a notification of removal from listing and registration on Form 25 to effect the delisting of all Class A Shares from Nasdaq and deregistration of such Class A Shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Company will file a certification on Form 15 with the SEC requesting the termination of registration of all shares of Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 of the Exchange Act with respect to all Class A Shares.

On July 18, 2024, the Company issued a press release announcing the closing of the Merger. The press release is attached as Exhibit 99.1 to the Form 8-K, and is incorporated by reference herein as Exhibit (a)(3).

ITEM 16. EXHIBITS

Exhibit No.	Description

(a)(1)*	Definitive Information Statement of Astra Space, Inc. (incorporated herein by reference to Astra Space, Inc.’s Definitive Information Statement on Form DEFM14C filed with the Commission on June 5, 2024).

(a)(2)	Current Report on Form 8-K, filed on July 18, 2024 (filed with the Commission on January 5, 2024 and incorporated herein by reference).

(a)(3)	Press Release dated July 18 2024 (furnished as Exhibit 99.1 to Astra Space, Inc.’s Current Report on Form 8-K, filed with the Commission on July 18, 2024 and incorporated herein by reference)

(c)(1)*	Opinion of Houlihan Lokey Capital, Inc. to the Special Committee to the Special Committee of the Board of Directors of Astra Space, Inc. dated March 5, 2024, incorporated herein by reference to Annex D to the Information Statement.

(c)(2)*	Discussion materials prepared by PJT Partners LP., dated August 23, 2023, for the Board of Directors of Astra Space, Inc.

(c)(3)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated November 16, 2023, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(4)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated December 4, 2023, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(5)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated December 19, 2023, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(6)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated February 25, 2024, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(7)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated March 4, 2024, for the Special Committee of the Board of Directors of Astra Space, Inc.

(c)(8)*	Discussion materials prepared by Houlihan Lokey Capital, Inc., dated March 5, 2024, for the Special Committee of the Board of Directors of Astra Space, Inc.

(d)(1)	Agreement and Plan of Merger, dated as of March 7, 2024, by and among Astra Space, Inc., Apogee Parent Inc. and Apogee Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of Astra Space, Inc.’s Form 8-K filed with the Commission on March 12, 2024).

(d)(2)	Limited Waiver and Consent to Senior Secured Convertible Notes and Common Stock Purchase Warrant and Reaffirmation of Transaction Documents, dated as of March 7, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto and each of the investors party thereto (incorporated by reference to Exhibit 10.1 of Astra Space, Inc.’s Form 8-K filed with the Commission on March 12, 2024).

(d)(3)	Interim Investors’ Agreement, dated as of March 7, 2024, by and among Apogee Parent Inc., Apogee Merger Sub Inc., Chris C. Kemp, Adam London, MH Orbit LLC, JMCM Holdings LLC, JW 16 LLC, SherpaVentures Fund II, LP, and the other parties appearing on the signature pages thereto (incorporated by reference to Exhibit 99.13 of Adam London’s Schedule 13D/A filed with the Commission on March 11, 2024).

(d)(4)	Equity Commitment Letter by and among Apogee Parent Inc., Apogee Merger Sub Inc. and Chris C. Kemp, dated March 7, 2024 (incorporated by reference to Exhibit 99.14 of Chris C. Kemp’s Schedule 13D/A filed with the Commission on March 11, 2024).

(d)(5)	Equity Commitment Letter by and among Apogee Parent Inc., Apogee Merger Sub Inc. and Adam London, dated March 7, 2024 (incorporated by reference to Exhibit 99.10 of Adam London’s Schedule 13D/A filed with the Commission on March 11, 2024).

(d)(6)	Warrant Exchange Agreement, dated March 7, 2024 (incorporated by reference to Exhibit 99.11 of Adam London’s Schedule 13D/A filed with the Commission on March 11, 2024).

(d)(7)	Noteholder Conversion Agreement, dated March 7, 2024 (incorporated by reference to Exhibit 99.12 of Adam London’s Schedule 13D/A filed with the Commission on March 11, 2024).

(d)(8)	Form of 12% Senior Secured Convertible Note due 2025 (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K filed with the Commission on May 1, 2024).

(d)(9)	Exclusivity Agreement (incorporated by reference to Exhibit 99.7 of Adam London’s Schedule 13D/A filed with the Commission on February 26, 2024).

(d)(10)	Letter to the Special Committee of the Board of Directors of Astra Space, Inc., dated February 24, 2024 (incorporated by reference to Exhibit 99.8 of Adam London’s Schedule 13D/A filed with the Commission on February 26, 2024).

(d)(11)	Form of Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K filed with the Commission on November 24, 2023).

(d)(12)	Omnibus Amendment No. 3 Agreement dated as of November 21, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Commission on November 24, 2023).

(d)(13)	Amendment to Securities Purchase Agreement, dated January 19, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the Investors and GLAS Americas LLC, which Securities Purchase Agreement was amended and restated as an exhibit to exhibit (d)(12) (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on January 25, 2024).

(d)(14)	Agreement regarding Omnibus Amendment No. 3 Agreement, dated as of January 22, 2024, between Astra Space, Inc., its subsidiaries and the Investors (incorporated by reference to Exhibit 10.29 of the Issuer’s annual report on Form 10-K filed with the Commission on April 18, 2024).

(d)(15)	Amendment to Senior Secured Convertible Notes, dated as of January 31, 2024, by and among Astra Space, Inc. and the Holders (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on February 6, 2024).

(d)(16)	Second Amendment to Securities Purchase Agreement and Second Amendment to Senior Secured Convertible Notes, dated February 26, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the Investors and GLAS Americas LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on March 1, 2024).

(d)(17)	Third Amendment to Securities Purchase Agreement and Third Amendment to Senior Secured Convertible Notes, dated April 10, 2024, by and among Astra Space, Inc., each of the subsidiaries of Astra Space, Inc. party thereto, the investors party thereto and GLAS Americas LLC (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on April 15, 2024).

(d)(18)	Fourth Amendment to Senior Secured Convertible Notes, dated April 30, 2024, by and among Astra Space, Inc., its subsidiaries and the Holders (incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Commission on May 1, 2024).

(d)(19)	Letter to the Special Committee of the Board of Directors of Astra Space, Inc., dated November 8, 2023 (incorporated by reference to Exhibit 99.3 of Adam London’s Schedule 13D/A filed on November 9, 2023).

(f)(1)*	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex F to the Information Statement).

107*	Filing Fee Table

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 6, 2024.

ASTRA SPACE, INC.

By:	/s/ Axel Martinez
Name: Axel Martinez
Title: Chief Financial Officer

Apogee Parent Inc.

By:	/s/ Chris C. Kemp
Name: Chris C. Kemp
Title: Chief Executive Officer

Chris C. Kemp

By:	/s/ Chris C. Kemp
Name: Chris C. Kemp

Chris C. Kemp, Trustee of the Chris Kemp Living Trust dated February 10, 2021

By:	/s/ Chris C. Kemp
Name: Chris C. Kemp
Title: Trustee

Adam P. London

By:	/s/ Adam P. London
Name: Adam P. London